FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

In connection with the Third Quarter 2006 Results of Banco de Chile (Bank of Chile, the “Company”) filed with the U.S. Securities and Exchange Commission on October 30, 2006 on Form 6-K, Report of Foreign Private Issuer, accession number: 0001292814-06-002636, the “Company” issues the present report for the sole purpose of amending the corresponding particular information contained in pages 3 and 23, of the above identified file, by the following:

Amendment of corresponding information on page 3:

	3Q06	% Change
		3Q06/3Q05

Earnings per Share (Chilean pesos)
Earnings per share	0,76	2,7%
Book value per share	11,51	4,8%

Amendment of corresponding information of page 23:

	Q u a r t e r s	Y e a r e n d e d

	3Q06	Sep.06

Earnings per Share
Net income per Share (Ch$)	0.76	2.21
Net income per ADS (Ch$)	455.81	1,328.57
Net income per ADS (US$)	0.85	2.47
Book value per Share (Ch$)	11.51	11.51
Shares outstanding (Millions)	69,038	69,038

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006

Banco de Chile

/S/ Julio Guzman H
By: Julio Guzman H. Acting General Manager